UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2013 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

BANCO SANTANDER (BRASIL) S.A. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. (“Bank”) as of March 31, 2013 and the related statements of income and comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Bank´s management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Emphasis related to the restatement of corresponding figures

According mentioned in note 1.b, due to changes in accounting practices adopted in interim consolidated financial information by the Bank in 2013, the corresponding figures for the year ended December 31, 2012, presented for purposes of comparison, were adjusted and are being restated as required by CPC 23 (IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors). Our conclusion does not contain any qualification related to this subject.

Other Issues

Statements of Value Added

We have also reviewed the consolidated statement of value added (DVA) for the three-month period ended March 31, 2013, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and is considered as supplemental information for International Financial Reporting Standards - IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 24, 2013

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS ENDED MARCH 31, 2013 (UNAUDITED) AND DECEMBER 31, 2012
Thousands of Brazilian Reais

ASSETS	Note	March 31, 2013	December 31, 2012 - adjusted

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		56,503,530	55,535,240

FINANCIAL ASSETS HELD FOR TRADING	4-a	27,556,653	31,638,268
Debt instruments		23,187,531	26,646,708
Equity instruments		314,744	428,589
Trading derivatives	16-a	4,054,378	4,562,971

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4-a	1,242,993	1,228,318
Loans and amounts due from credit institutions		2,175	5,065
Debt instruments		114,016	124,187
Equity instruments		1,126,802	1,099,066

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4-a	43,252,164	44,148,620
Debt instruments		42,262,267	43,044,570
Equity instruments		989,897	1,104,050

LOANS AND RECEIVABLES	4-a	234,916,805	226,957,041
Loans and amounts due from credit institutions		38,715,040	29,913,132
Loans and advances to customers	14	195,926,721	196,774,297
Debt instruments		275,044	269,612

HEDGING DERIVATIVES	16-a	157,282	156,164

NON-CURRENT ASSETS HELD FOR SALE	5	138,558	165,710

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	6	601,185	472,093

TANGIBLE ASSETS	7	5,973,195	5,938,228

INTANGIBLE ASSETS		29,236,000	29,270,672
Goodwill	8-a	27,221,061	27,217,565
Other intangible assets	8-b	2,014,939	2,053,107

TAX ASSETS		22,469,932	21,496,743
Current		4,175,229	3,538,238
Deferred		18,294,703	17,958,505

OTHER ASSETS		5,310,648	5,693,184

TOTAL ASSETS		427,358,945	422,700,281
The accompanying Notes and Appendix I are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS´ EQUITY	Note	March 31, 2013	December 31, 2012 - adjusted

FINANCIAL LIABILITIES HELD FOR TRADING	9-a	4,308,196	5,351,736
Trading derivatives	16-a	4,068,464	5,111,553
Short positions		239,732	240,183

FINANCIAL LIABILITIES AT AMORTIZED COST	9-a	312,913,152	306,976,206
Deposits from Brazilian Central Bank and deposits from credit institutions		34,623,427	35,073,626
Customer deposits		192,923,588	188,594,930
Marketable debt securities		56,196,546	54,012,018
Subordinated debts		11,406,838	11,919,151
Other financial liabilities		17,762,753	17,376,481

HEDGING DERIVATIVES	16-a	308,969	281,545

PROVISIONS	10-a	12,490,433	12,867,384
Provisions for pensions funds and similar obligations		5,298,050	5,353,118
Provisions, judicial and administrative proceedings, commitments and other provisions		7,192,383	7,514,266

TAX LIABILITIES		14,199,377	13,784,464
Current		11,223,458	10,219,083
Deferred		2,975,919	3,565,381

OTHER LIABILITIES		3,373,323	4,302,820

TOTAL LIABILITIES		347,593,450	343,564,155

SHAREHOLDERS' EQUITY	11	81,104,910	79,814,735
Capital		62,634,585	62,634,585
Reserves		17,359,371	14,538,108
Treasury shares		(153,214)	(170,562)
Profit for the period attributable to the Parent		1,564,168	5,482,604
Less: Dividends and remuneration		(300,000)	(2,670,000)

OTHER COMPREHENSIVE INCOME		(1,627,249)	(915,739)

NON-CONTROLLING INTERESTS		287,834	237,130

TOTAL SHAREHOLDERS' EQUITY		79,765,495	79,136,126
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		427,358,945	422,700,281
The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
Thousands of Brazilian Reais

	March 31,

	Note	2013	2012
			adjusted
Interest and similar income		12,144,262	13,672,820
Interest and similar expense		(4,809,874)	(5,957,985)
INTEREST NET INCOME	14	7,334,388	7,714,835
Income from equity instruments	14	2,658	2,319
Income from companies accounted for by the equity method	6 & 14	20,822	18,434
Fee and commission income	14	2,619,546	2,387,423
Fee and commission expense	14	(595,592)	(452,689)
Gains (losses) on financial assets and liabilities (net)	14	1,013,352	1,045,388
Financial assets held for trading		383,494	642,179
Other financial instruments at fair value through profit or loss		24,722	210,969
Financial instruments not measured at fair value through profit or loss		602,548	201,978
Others		2,588	(9,738)
Exchange differences (net)	14	(48,560)	(244,519)
Other operating income (expense)	14	(94,897)	(177,099)
TOTAL INCOME		10,251,717	10,294,092
Administrative expenses	12 & 14	(3,327,944)	(3,379,039)
Personnel expenses		(1,725,847)	(1,749,226)
Other general expenses		(1,602,097)	(1,629,813)
Depreciation and amortization	14	(314,606)	(278,640)
Tangible assets		(179,068)	(153,594)
Intangible assets		(135,538)	(125,046)
Provisions (net)	14	(312,607)	(495,466)
Impairment losses on financial assets (net)	14	(3,896,588)	(3,571,108)
Loans and receivables	4-b.2	(3,896,588)	(3,571,108)
Impairment losses on other assets (net)	14	(24,237)	10,770
Other intangible assets		-	477
Other assets		(24,237)	10,293
Gains (losses) on disposal of assets not classified as non-current assets held for sale	7-a &14	169	1,500
Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	14	76,690	5,679
OPERATING PROFIT BEFORE TAX		2,452,594	2,587,788
Income taxes		(875,772)	(856,094)
PROFIT FOR THE PERIOD		1,576,822	1,731,694
Profit attributable to the Parent		1,564,168	1,727,153
Profit (loss) attributable to non-controlling interests		12,654	4,541

EARNINGS PER SHARE (Brazilian Reais)
Basic earning per 1,000 share (Brazilian Reais - R$)
Common shares		3.75	4.14
Preferred shares		4.13	4.56
Diluted earning per 1,000 share (Brazilian Reais - R$)
Common shares		3.75	4.14
Preferred shares		4.13	4.56
Net profit attributable - basic (Brazilian Reais - R$)
Common shares		797,140	880,192
Preferred shares		767,028	846,961
Net profit attributable - diluted (Brazilian Reais - R$)
Common shares		797,136	880,177
Preferred shares		767,032	846,975
Weighted average shares outstanding (in thousands) - basic
Common shares		212,290,284	212,401,166
Preferred shares		185,701,069	185,801,871
Weighted average shares outstanding (in thousands) - diluted
Common shares		212,346,879	212,579,210
Preferred shares		185,752,519	185,963,728
The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
Thousands of Brazilian Reais

	March 31,
	2013	2012
		adjusted
PROFIT FOR THE PERIOD	1,576,822	1,731,694

OTHER COMPREHENSIVE INCOME	(711,510)	(2,301,216)
Available-for-sale financial assets	(1,140,477)	387,674
Valuation adjustments	(484,494)	589,652
Amounts transferred to income statement	(655,983)	(201,978)
Cash flow hedges	140,069	(137,555)
Valuation adjustments	140,232	(137,393)
Amounts transferred to income statement	(163)	(162)
Net investment hedge	(82,377)	(104,219)
Foreign exchange differences on foreign investments	82,377	104,219
Benefits plan deferred	-	(4,026,926)
Income taxes	288,898	1,475,591
Available-for-sale financial assets	358,755	(191,228)
Cash flow hedge	(69,857)	57,749
Cash Investment hedge (net)	32,951	41,688
Foreign exchange differences on foreign investments	(32,951)	(41,688)
Benefits plan deferred	-	1,609,070
TOTAL COMPREHENSIVE INCOME	865,312	(569,522)

Attributable to the parent	852,658	(574,063)
Attributable to non-controlling interests	12,654	4,541
TOTAL	865,312	(569,522)

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Thousands of Brazilian Reais

		Stockholders´ Equity Attributable to the Parent											Non-controlling Interests	Total Stockholders´ Equity
								Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Available-for-sale Financias Assets	Benefits plan Diferred	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2011		62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	960,199	-	-	7,947	78,013,032	18,960	78,031,992

Total comprehensive income		-	-	-	1,727,153	-	1,727,153	196,446	-	(62,531)	(17,275)	1,843,793	4,541	1,848,334
Other Changes in Equity
Transition Adjustments to New version of IAS 19	1.B	-	-	-	-	-	-	-	(2,417,856)	-	-	(2,417,856)	-	(2,417,856)
Appropriation of net profit		-	7,747,925	-	(7,747,925)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	(3,175,000)	-	-	2,775,000	(400,000)	-	-	-	-	(400,000)	-	(400,000)
Share based payment		-	17,328	-	-	-	17,328	-	-	-	-	17,328	-	17,328
Treasury shares		-	9	(34,646)	-	-	(34,637)	-	-	-	-	(34,637)	-	(34,637)
Other		-	(588)	-	-	-	(588)	-	-	-	-	(588)	(1,708)	(2,296)
Balances at March 31, 2012 adjusted		62,634,585	14,539,818	(147,414)	1,727,153	(400,000)	78,354,142	1,156,645	(2,417,856)	(62,531)	(9,328)	77,021,072	21,793	77,042,865

Balances at December 31, 2012 adjusted		62,634,585	14,538,108	(170,562)	5,482,604	(2,670,000)	79,814,735	1,768,639	(2,417,856)	182,046	(448,568)	78,898,996	237,130	79,136,126

Total comprehensive income		-	-	-	1,564,168	-	1,564,168	(781,722)	-	(49,427)	119,639	852,658	12,654	865,312
Appropriation of net profit		-	5,482,604	-	(5,482,604)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(2,670,000)	-	-	2,370,000	(300,000)	-	-	-	-	(300,000)	-	(300,000)
Share based payment		-	8,660	-	-	-	8,660	-	-	-	-	8,660	-	8,660
Treasury shares	11-c	-	-	17,348	-	-	17,348	-	-	-	-	17,348	-	17,348
Treasury shares income		-	(1)	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Other		-	-	-	-	-	-	-	-	-	-	-	38,050	38,050
Balances at March 31, 2013		62,634,585	17,359,371	(153,214)	1,564,168	(300,000)	81,104,910	986,917	(2,417,856)	132,619	(328,929)	79,477,661	287,834	79,765,495

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
Thousands of Brazilian Reais

		March 31,
	Note	2013	2012
			adjusted
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated income for the period		1,576,822	1,731,694
Adjustments to net income		3,739,409	4,097,794
Depreciation of tangible assets		179,068	153,594
Amortization of intangible assets		135,538	125,046
Impairment losses on other assets (net)		24,237	(10,770)
Provisions and Impairment losses on financial assets (net)		4,209,195	4,066,574
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(76,859)	(7,179)
Share of results of entities accounted for using the equity method	6-b	(20,822)	(18,434)
Changes in deferred tax assets and liabilities		(636,762)	(227,786)
Others		(74,186)	16,749
Net (increase) decrease in operating assets		992,893	8,982,903
Cash and Balances with the brazilian central bank		(1,030,036)	6,366,538
Financial assets held for trading		4,081,615	4,944,012
Other financial assets at fair value through profit or loss		(14,675)	(510,818)
Available-for-sale financial assets		(161,176)	7,763,058
Loans and receivables		(1,736,849)	(8,318,531)
Other assets		(145,986)	(1,261,356)
Net increase (decrease) in operating liabilities		4,263,795	(10,733,619)
Financial liabilities held for trading		(1,043,540)	(828,244)
Financial liabilities at amortized cost		5,039,413	(10,670,698)
Other liabilities		267,922	765,323
Payments of income tax		(855,178)	(984,611)
Total net cash flows from operating activities (1)		9,717,741	3,094,161

2. CASH FLOWS FROM INVESTING ACTIVITIES
INVESTMENTS		(428,734)	(367,104)
Capital Increase in affiliates		(42,647)	-
Tangible assets	7	(219,610)	(195,395)
Intangible assets		(166,477)	(171,709)
Disposal		5,495	14,256
Tangible assets	7	5,495	2,968
Dividends and interest on capital received		-	11,288
Total net cash flows from investing activities (2)		(423,239)	(352,848)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	11-c	17,348	(34,646)
Issuance of other long-term liabilities	9-b.3	12,881,478	10,059,636
Dividends paid and interest on capital		(1,144,132)	(1,122,458)
Payments of other long-term liabilities	9-b.3	(11,140,230)	(3,526,813)
Increase/Decrease in non-controlling interests		38,467	10,422
Total net cash flows from financing activities (3)		652,931	5,386,141
NET DECREASE IN CASH (1+2+3)		9,947,433	8,127,454
Cash and cash equivalents at beginning of period		19,617,679	9,017,406
Cash and cash equivalents at end of period		29,565,112	17,144,860

Cash and cash equivalents components
Cash		4,053,018	3,012,011
Loans and other		25,512,094	14,132,849
Total of cash and cash equivalents		29,565,112	17,144,860

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		(100,159)	1,790
Dividends and interest on capital declared but not paid	11-b	300,000	400,000
Supplemental information
Interest received		11,792,986	14,038,368
Interest paid		4,453,298	6,402,692

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Reais - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 14): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management, asset management, insurance brokerage, private pension and capitalization . Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

The consolidated interim financial statements for the period ended on March 31, 2013 was approved by the Board of directors at the meeting held on April 24, 2013.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as adopted by the IASB. To properly understand the information in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2012.

The accounting policies and methods used in the preparation of these interim consolidated financial statements are the same as those applied in the consolidated financial statements for 2012, with the exception of the application of the new version of IAS 19 Employee Benefits, the effects of the first adoption were recorded as changes accounting practice in accordance with the requirements of IAS 8 - accounting Policies, changes in Accounting Estimates and Errors.

The Bank opted to present the revenues and expenses in two separate statements.

On March 31, 2013, the balance corresponding to the  Customer Relationship, classified up to December 31, 2012 under "Other intangible assets", was reclassified to improve presentation, under "Other Assets", with retrospective effect.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective on January 1ST, 2013. The following standards and interpretations that are applicable to the Bank:

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 - Joint Arrangements - introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

- Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.

- Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

• IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to allow that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

• IAS 27 - Consolidated and Separate Financial Statements (2011) - keeps the requirements relating to separate financial statements. The other portions of IAS 27 (2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates (2011) - amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

• IFRS 13 - Fair Value Measurement - On May 12, 2011, the IASB also issued IFRS 13, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

• IAS 19 – Employee Benefits (2011) - On June 16, 2011, the IASB issued a new version of IAS 19, which mainly determines changes in accounting for defined benefit plans eliminating the option of the current model for the application of the “corridor” method for recognition of actuarial gains and losses.

Eliminating the application of the “corridor” method, actuarial gains and losses are fully recognized in equity of the sponsoring entity in other comprehensive income and in the case of Banco Santander, its financial statements will fully reflect the deficits of the defined benefit plans that may eventually occur.

The amounts recorded respectively in groups Provisions for pensions funds and similar obligations and shareholders' equity on December 31, 2012, and the income statement for the quarter ended March 31, 2012, and in accordance with IAS 8 - Accounting Policies, changes in Accounting Estimates and Errors as a result of adopting the new version of IAS 19, are:

					2012
	Provisions for pensions funds and similar obligations	Shareholders' Equity (1)	Minority	Tax Assets - Deferred	Income Statements for the quarter ended 03/31/2012 (2)
Balances registered originally on December 31, 2012	1,307,815	-	-	-	83,372
Effects of adopting new version of the IAS 19	4,045,305	(2,417,855)	(12,130)	1,615,319	8,486
Balances on December 31, 2012 adjusted	5,353,120	(2,417,855)	(12,130)	1,615,319	91,858
(1) Recorded under the heading in “ Statements of Comprehensive Income”.
(2) Recorded under the heading in “Interest expense and similar charges” e "Provisions (net)", net of tax effects. The adjustment net of tax for the twelve months of 2012 was R$33,944.

Standards and interpretations that will be effective after March 31, 2013

The Bank has not yet adopted the following IFRS or new or revised interpretations, that have been issued, but whose effective date will be after the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

• Amendment to IFRS 7 - Financial Instruments: Disclosures - encourages qualitative disclosures in the context of the quantitative disclosure required to help users in comparing the Financial Statements.

On December 16, 2011, the IASB delayed the mandatory adoption of IFRS 9 and related disclosure items contained in transient changes of IFRS 7 for January 2015. Early adoption for financial institutions in Brazil is subject to the issuance of pronouncements by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation), and approval by the Bacen.

The managers understands the adoption of the above-mentioned standards and interpretations do not have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and disclosure notes.

The main estimates are further discussed on the December 31, 2012, 2011 and 2010 consolidated financial statements. In the period ended on March 31, 2013 there were no significant changes in the estimates made at 2012 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2-q to the Bank's consolidated financial statements for the year ended December 31, 2012, 2011 and 2010 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2012 and these interim financial statements' reporting date.

e) Comparative information

The information for 2012 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the information relating to the three-month periods ended March 31, 2013.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the three-month periods ended March 31, 2013.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values and with original maturity lower than ninety days were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

i) Functional currency and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Reais, functional currency and presentation of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

j) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end.

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: The information that is not included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes internal models to estimate the price, in this case are used observable inputs in active markets.

Level 3: Records financial assets and liabilities which are not used observable market data to make the measurement.

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations can not be observed, the Management, using their own internal models, make your best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Agricultural Debt Securities (TDA and Debentures) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander used internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded, the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), is normally used in the Black-Scholes model. Observable market data are used to obtain factors, such as purchase-sale difference, exchange rates, volatility, correlation between indexes and market liquidity.

In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

In the case of linear instruments (e.g. credit risk and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

Level 3: Derivatives non traded in stock and do not have na observable data in a active market were classificated as Level 3, and are composed mainly of exotic options and swaps indexed to unobservable inputs.

The following table shows a summary of the fair values of financial assets and liabilities for the periods ended March 31, 2013 and December 31, 2012 classified based on several measurement methods adopted by the Bank to determine fair value:

	March 31, 2013
Thousands of Reais	Level 1	Level 2	Level 3	Total
Financial assets held for trading	25,671,074	1,871,389	14,190	27,556,653
Other financial assets at fair value through profit or loss	735,867	190,862	316,264	1,242,993
Available-for-sale financial assets	31,161,606	11,922,157	168,401	43,252,164
Hedging derivatives (assets)	156,712	570	-	157,282
Financial liabilities held for trading	2,509,433	1,785,857	12,906	4,308,196
Hedging derivatives (liabilities)	128,191	180,778	-	308,969

	December 31, 2012
Thousands of Reais	Level 1	Level 2	Level 3	Total
Financial assets held for trading	29,693,009	1,939,296	5,963	31,638,268
Other financial assets at fair value through profit or loss	724,552	124,186	379,580	1,228,318
Available-for-sale financial assets	33,148,387	10,874,055	126,178	44,148,620
Hedging derivatives (assets)	80,257	75,907	-	156,164
Financial liabilities held for trading	3,178,163	2,169,437	4,136	5,351,736
Hedging derivatives (liabilities)	158,899	122,646	-	281,545

The following table shows the changes that occurred during the period of december 31, 2012 and the first quarter of 2013 for level 3:

In thousand of reais	Fair Value on December 31, 2012	Transfers for Level 3	Additions/ Charge-offs	Fair value on March 31, 2013
Financial assets held for trading	5,963	-	8,227	14,190
Other financial assets at fair value through profit or loss	379,580	-	(63,316)	316,264
Available-for-sale financial assets	126,178	-	42,223	168,401
Financial liabilities held for trading	4,136	-	8,770	12,906

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in stockholders equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated stockholders equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in stockholders equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in stockholders equity under Other comprehensive Income” (from the period when the hedge was effective) remains recognized in stockholders equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

3. Change in the scope of consolidation

Establishment of foreign subsidiary

Banco Santander have an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The pay up the share capital of the subsidiary, was carried out, amounting €748 million.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at March 31, 2013 and December 31, 2012 is as follows:

	March 31, 2013
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	2,175	-	38,715,040	38,717,215
Of which:
Loans and amounts due from credit institutions, gross	-	2,175	-	38,790,243	38,792,418
Impairment losses (note 4-b.2)	-	-	-	(75,203)	(75,203)
Loans and advances to customers	-	-	-	195,926,721	195,926,721
Of which:
Loans and advances to customers, gross (1) (2)	-	-	-	210,784,817	210,784,817
Impairment losses (note 4-b.2)	-	-	-	(14,858,096)	(14,858,096)
Debt instruments	23,187,531	114,016	42,262,267	275,044	65,838,858
Equity instruments	314,744	1,126,802	989,897	-	2,431,443
Trading derivatives	4,054,378	-	-	-	4,054,378
Total	27,556,653	1,242,993	43,252,164	234,916,805	306,968,615

	December 31, 2012
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	5,065	-	29,913,132	29,918,197
Of which:
Loans and amounts due from credit institutions, gross	-	5,065	-	29,988,339	29,993,404
Impairment losses (note 4-b.2)	-	-	-	(75,207)	(75,207)
Loans and advances to customers	-	-	-	196,774,297	196,774,297
Of which:
Loans and advances to customers, gross (1)	-	-	-	210,740,669	210,740,669
Impairment losses (note 4-b.2)	-	-	-	(13,966,372)	(13,966,372)
Debt instruments	26,646,708	124,187	43,044,570	269,612	70,085,077
Equity instruments	428,589	1,099,066	1,104,050	-	2,631,705
Trading derivatives	4,562,971	-	-	-	4,562,971
Total	31,638,268	1,228,318	44,148,620	226,957,041	303,972,247

(1) In 2012 we acquired, through our wholly-owned subsidiary in Spain, from Banco Santander S.A. (our controlling shareholder, Santander Spain) - New York Branch and London Branch, under commutative conditions, a portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent toR$60 million and R$121 million (using the exchange rate of the days when there were operations). These transactions were carried out in compliance with our policy on related parties transactions, including after receipt of approval by our board of directors.

(2) In March 31, 2013, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$465,941 (December 31, 2012 – R$508,714), and R$450,285 (December 31, 2012 – R$541,814) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments from impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2012, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated shareholders' equity under “Other Comprehensive Income”.

Items charged or credited to “Other Comprehensive Income” remain in the Bank's consolidated shareholders' equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

As at March 31, 2013 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the totally of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the three-months periods ended March 31, 2013 and 2012 were as follows:

	March 31,
	2013	2012
Balance at beginning of the period	14,041,579	11,179,836
Impairment losses charged to income for the period – Loans and receivables	4,141,645	3,835,963
Write-off of impaired balances against recorded impairment allowance	(3,249,925)	(3,812,809)
Balance at end of the period	14,933,299	11,202,990
Recoveries of loans previously charged off	245,057	264,855

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$3,896,588 and R$3,571,108 in the three-month periods ended March 31, 2013 and 2012, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the three-month periods ended March 31, 2013 and 2012 is as follows:

	March 31,
	2013	2012
Balance at beginning of the period	16,057,137	13,072,693
Net additions	3,714,166	4,350,661
Written-off assets	(3,249,925)	(3,812,809)
Balance at end of the period	16,521,378	13,610,545

5. Non-current assets held for sale

At March 31, 2013 and December 31, 2012, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

6. Investments in associates and joint ventures

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)	39.89%	39.89%	431,516	413,047
Norchem Participações e Consultoria S.A. (1) (3)	50.00%	50.00%	23,589	23,369
Norchem Holding e Negócios S.A. (3)	21.75%	21.75%	22,883	22,666
Cibrasec - Companhia Brasileira de Securitização (3) (4)	13.64%	13.64%	10,047	10,285
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	11.11%	11.11%	4,878	2,726
Tecnologia Bancária S.A. – TECBAN (5)	20.82%	-	108,272	-
Total			601,185	472,093

			Results of Investments
			March 31,
			2013	2012
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)			18,469	7,757
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)			-	8,452
Norchem Participações e Consultoria S.A. (1) (3)			221	417
Norchem Holding e Negócios S.A. (3)			217	386
Cibrasec - Companhia Brasileira de Securitização (3) (4)			(237)	671
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)			2,152	751
Total			20,822	18,434
(1) Joint-controlled company.

(2) At the Extraordinary General Meeting held on May 31, 2012 of Companhia de Arrendamento Mercantil RCI Brasil (Leasing RCI Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (Financeira RCI Brasil), their respective shareholders approved the proposed merger of shares of Leasing RCI Brasil to the equity of Financeira RCI Brasil on the base date of March 31, 2012 becoming the Leasing RCI Brasil an indirect participation of the Bank.

(3) Companies delayed by one month for the calculation of equity.

(4) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders' agreement where no business decision can be taken by a single shareholder.

(5) Acquisition by Santander Serviços shares of the company Tecban held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

(*) Associates companies and joint ventures do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates and joint ventures.
(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

b) Changes

The changes in the balance of this item in the three-month periods ended March 31, 2013 and 2012 were as follows:

			March 31,
			2013	2012

Balance at beginning of period			472,093	422,225
Addition			108,272	-
Income from companies accounted for by the equity method			20,822	18,434
Dividends proposed/received			-	(11,288)
Others			(2)	(25)
Balance at end of period			601,185	429,346

c) Impairment losses

No impairment was accounted with respect to investments in associates and joint ventures in the period ended on March 31, 2013 and December 31, 2012.

7. Tangible assets

a) Changes

In the three-month periods ended March 31, 2013 and 2012 tangible asset items were acquired for R$219,610 and R$195,395, respectively. Also, in the three-month periods ended on March 31, 2013 and 2012 tangible asset items were disposed, and the carrying amounts was R$5,326 and R$1,468, respectively, giving rise to net gains on disposal of R$169 and R$1,500, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended on March 31, 2013 and 2012.

c) Tangible asset purchase commitments

On March 31, 2013 the Bank has contractual commitments for the purchase of tangible assets in the amount of R$4,655.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 14).

Is used value in use as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 10 years. A 10 year period is considered adequate to determine the economic value of a cash-generating unit, assuming continuity in levels of operating activity. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted as at December 31, 2012, and for the current period was not identified any evidence of impairment.

		March 31, 2013	December 31, 2012
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/Commercial Banking		27,217,565	27,217,565
Idéia Produções. e Design Ltda - MEC (Idéia Produções) (1)		3,496	-
Total		27,221,061	27,217,565
(1) Acquisiton on January, 2013 (appendix I).

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

	Estimated Useful Life	March 31, 2013	December 31, 2012
With finite lives:
IT developments	3 years	3,518,843	3,423,036
Other assets	Up 5 years	216,338	214,747
Amortization		(1,719,870)	(1,584,341)
Impairment losses		(372)	(335)
Total		2,014,939	2,053,107

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at March 31, 2013 and December 31, 2012 is as follows:

	March 31, 2013
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank of Brazil and deposits from credit institutions	-	34,623,427	34,623,427
Customer deposits	-	192,923,588	192,923,588
Marketable debt securities	-	56,196,546	56,196,546
Trading derivatives	4,068,464	-	4,068,464
Subordinated liabilities	-	11,406,838	11,406,838
Short positions	239,732	-	239,732
Other financial liabilities	-	17,762,753	17,762,753
Total	4,308,196	312,913,152	317,221,348

	December 31, 2012
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank of Brazil and deposits from credit institutions	-	35,073,626	35,073,626
Customer deposits	-	188,594,930	188,594,930
Marketable debt securities	-	54,012,018	54,012,018
Trading derivatives	5,111,553	-	5,111,553
Subordinated liabilities	-	11,919,151	11,919,151
Short positions	240,183	-	240,183
Other financial liabilities	-	17,376,481	17,376,481
Total	5,351,736	306,976,206	312,327,942

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		March 31, 2013	December 31, 2012
Demand deposits (1)		82,754	47,763
Time deposits (2)		26,404,499	26,077,164
Repurchase agreements		8,136,174	8,948,699
Total		34,623,427	35,073,626
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.

b.2) Customer deposits

		March 31, 2013	December 31, 2012
Demand deposits
Current accounts (1)		12,798,084	13,585,488
Savings accounts		27,915,328	26,856,910
Time deposits		80,700,370	84,586,047
Repurchase agreements		71,509,806	63,566,485
Total		192,923,588	188,594,930
(1) Non-interest bearing accounts.

b.3) Marketable debt securities

					March 31, 2013	December 31, 2012
Real estate credit notes - LCI (1)					11,648,933	11,236,843
Bonds and other securities					15,057,824	13,049,920
Treasury Bills (2)					25,612,285	25,320,186
Securitization notes (MT100) (3)					2,055,585	2,236,089
Agribusiness credit notes - LCA					1,657,869	2,008,472
Debentures (4)					164,050	160,508
Total					56,196,546	54,012,018
(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chatell mortgage on property. On March 31, 2013, there are maturities between 2013 and 2017.

(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 33, 2013, have a maturity between 2013 to 2014.

(3) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(4) Debentures issued by the subsidiary MS Participações in three series (November 2011 – R$82,122, March 2012 – R$47,592 and May 2012 – R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013.

The changes in the balance of Marketable debt instruments in the three-month periods ended March 31, 2013 and 2012 were as follows:

					March 31,
					2013	2012

Balance at beginning of the period					54,012,018	38,590,423
Issues					12,881,478	10,059,636
Payments					(11,140,230)	(3,526,813)
Interest					876,748	940,876
Exchange differences and Others					(433,468)	(160,749)
Balance at end of the period					56,196,546	45,903,373

The Composition of "Eurobonds and other securities" is as follows:

				Interest	March 31, 2013	December 31, 2012
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,418,592	2,452,473
Eurobonds	April and November-10	April-15	US$	4.5%	1,732,489	1,740,005
Eurobonds	January and June-11	January-16	US$	4.3%	1,702,118	1,741,878
Eurobonds	February and September-12	February-17	US$	4.6%	2,737,691	2,806,547
Eurobonds	November-05	November-13	R$	17.1%	185,125	333,182
Eurobonds	June-11	December-14	CHF	3.1%	322,224	335,749
Eurobonds	April-12	April-16	CHF	3.3%	329,493	343,275
Eurobonds	March-13	March-16	R$	8.0%	752,000	-
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	666,147	-
Others					4,211,945	3,296,811
Total					15,057,824	13,049,920

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 the October the April 17, 2018 equal 7.0%p.a.

As at March 31, 2013 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

The Composition of "Securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a.)		March 31, 2013	December 31, 2012
2008-1 Series (1)	May-08	March-15	US$	6.2%		167,500	212,565
2008-2 Series (2)	August-08	September-17	US$	Libor (6 months) +0.8%		805,820	820,758
2009-1 Series	August-09	September-14	US$	Libor (6 months) + 2.1%		51,575	69,730
2009-2 Series	August-09	September-19	US$	6.3%		95,028	103,967
2010-1 Series	December-10	March-16	US$	Libor (6 months) + 1.5%		431,784	513,993
2011-1 Series (3)	May-11	March-18	US$	4.2%		201,638	206,758
2011-2 Series (4)	May-11	March-16	US$	Libor (6 months) + 1.4%		302,240	308,318
Total						2,055,585	2,236,089
(1) Charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 9 semiannual installments from March 2014.
(4)Notional will be paid in 5 semiannual installments from March 2014.

b.4) Subordinated debts

The Composition of "Subordinated Deposit Certificates" is as follows:

						March 31, 2013	December 31, 2012
		Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates		June-06	July-16	R$1,500 million	105.0% CDI	3,100,961	3,048,617
Subordinated Deposit Certificates		October-06	September-16	R$850 million	104.5% CDI	1,677,496	1,649,313
Subordinated Deposit Certificates		July-07	July-14	R$885 million	104.5% CDI	1,580,082	1,553,537
Subordinated Deposit Certificates		April-08	April-13	R$600 million	100.0% CDI + 1.3%	1,030,220	1,010,620
Subordinated Deposit Certificates		April-08	April-13	R$555 million	100.0% CDI + 1.0%	946,780	929,321
Subordinated Deposit Certificates		July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	910,613	895,314
Subordinated Deposit Certificates		January-07	January-13	R$300 million	104.0% CDI	-	561,379
Subordinated Deposit Certificates		August-07	August-13	R$300 million	100.0% CDI + 0.4%	533,872	524,743
Subordinated Deposit Certificates		January-07	January-14	R$250 million	104.5% CDI	477,123	469,107
Subordinated Deposit Certificates		May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	470,112	461,792
Subordinated Deposit Certificates		May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)	515,301	494,490
Subordinated Deposit Certificates		November-08	November-14	R$100 million	120.5% CDI	164,278	161,101
Subordinated Deposit Certificates		February-08	February-13	R$85 million	IPCA +7.9%	-	159,817
Total						11,406,838	11,919,151
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

Changes in the balance of "Subordinated debts" in three-month periods ended March 31, 2013 and 2012 were as follows:

						March 31,
						2013	2012
Balance at beginning of the period						11,919,151	10,908,344
Payments						(726,427)	-
Interest						214,114	290,320
Balance at end of the period						11,406,838	11,198,664

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

	March 31, 2013	December 31, 2012
Provisions for pensions funds and similar obligations	5,298,050	5,353,118
Provisions for judicial and administrative proceedings, commitments and other provisions	7,192,383	7,514,266
Judicial and administrative proceedings under the responsibility of former controlling stockholders	834,119	991,394
Judicial and administrative proceedings	5,807,574	5,797,782
Of which:
Civil	1,478,473	1,480,320
Labor	2,401,637	2,611,852
Tax and Social Security	1,927,464	1,705,610
Others provisions (1)	550,690	725,090
Total	12,490,433	12,867,384
(1)Includes provision for compensation fund for salary variation (FCVS) and others provisions.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving civil, labor, tax and social security matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and on the opinion of the in-house and outside legal counsel. Banco Santander's policy is to accrue the full amount of the potential risk of loss whose valuation is classified as probable. The statutory tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings as follows:

b.1) Tax and Social Security Proceedings

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$9,250,467 (December 31, 2012 - R$8,735,925): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,206,332 (December 31, 2012 - R$1,103,018) – The Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$51,531 (December 31, 2012 - R$51,271) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$478,641 (December 31, 2012 - R$445.497): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$327,339 (December 31, 2012 - R$349,855): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel, and the provisions are recognized based on such assessment of losses by the legal counsel.

b.3) Civil contingencies

These contingencies are generally caused by: (1) lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Lawsuits for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover collective assessment, the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$8.6 billion, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service of Brazil issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against the former Banco Santander Brasil S.A. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF). However this decision was reversed and a new appeal was introduced, which is subject to assessment. The Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of March 31, 2013 amounts related to these claims are approximately R$589 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of March 31, 2013 amounts related to this period are approximately R$142 million.

• Credit Losses - The Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services of Brazil claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of March 31, 2013 the amount related to this challenge is approximately R$512 million.

• CSLL - equal tax treatment - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

• CSLL - Favorable and unappealable decision - Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of March 31, 2013 amounts related to these proceedings totaled approximately R$331 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of March 31, 2013 the amount related to this proceeding is approximately 225 million.

The labor lawsuits classified as possible loss risk totaled R$0.5 billion, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed with the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$0.7 billion.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$992,502, R$5,715 and R$3,446 (December 31,2012 - R$978,083, R$10,078 e R$3,233), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amonts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

Thousand shares
		March 31, 2013
		Common	Preferred	Total
Brazilian Residents		18,912,057	18,598,161	37,510,218
Foreign Residents		193,929,675	167,604,224	361,533,899
Total		212,841,732	186,202,385	399,044,117
(-) Treasury shares		(513,305)	(466,641)	(979,946)
Total outstanding		212,328,427	185,735,744	398,064,171

		December 31, 2012
		Common	Preferred	Total
Brazilian Residents		18,079,891	17,841,646	35,921,537
Foreign Residents		194,761,841	168,360,739	363,122,580
Total		212,841,732	186,202,385	399,044,117
(-) Treasury shares		(568,882)	(517,166)	(1,086,048)
Total outstanding		212,272,850	185,685,219	397,958,069

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	March 31, 2013
		Reais per Thousand Shares / Units
		Common	Preferred	Units
Interest on capital (1) (2)	300,000	0.7200	0.7921	79.2055
Total	300,000
(1) Established by the Board of Directors in March 2013, common shares - R$0,6120, preferred shares - R$0,6732 and Units R$67,3247 net of taxes.
(2) The amount of interest on capital will be imputed to the mandatory dividend for the year of 2013 and will be paid as of August 29, 2013, without any compensation to monetary.

	December 31, 2012
		Reais per Thousand Shares / Units
		Common	Preferred	Units
Interest on capital (1) (4)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)	490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)	410,000	0.9842	1.0827	108.2708
Interest on capital (3) (4)	170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (10)	350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (9)	150,000	0.3601	0.3961	39.6117
Interest on capital (8) (9)	450,000	1.0804	1.1884	118.8399
Intercalary Dividends (7) (9)	250,000	0.6002	0.6602	66.0221
Total on December 31, 2012	2,670,000
(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June, 2012.
(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) The amount of interest on capital and intercalary dividends will be allocated entirely to the mandatory distribution of income for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.

(5) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.
(6) Established by the Board of Directors in September, 2012.
(7) Established by the Board of Directors in December, 2012.
(8) Established by the Board of Directors in December, 2012, Common Shares - R$0.9183, Preferred Shares - R$1.01016 and Units - R$101.0139, net of taxes.

(9) The amount of the intercalary dividend and interest on capital will be fully imputed to the mandatory dividend for the year of 2012 and were paid from February 26, 2013, without any compensation to monetary.

(10) The amount of interim dividends, R$348,950 will be imputed to the mandatory dividend for the year of 2012 and R$1,050 will be alocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any compensation to monetary.

c) Treasury Shares

At the meeting held on August 24, 2012, the Board of Directors approved the extension, for one more year, the buyback program certificate of deposit of shares ("Units") approved on August 24, 2011 up to August 24, 2013.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding, on July 31, 2012, approximately 1.5% of the total share capital of the Bank, the same percentage of the previous program.

In 2013 was acquired 885,200 Units and paid 1,895,702 Units as Bonus and Long-Term Icentive Plan - Local. The balance accumulated of treasury shares on March 31, 2013, amounting to 7,599,916 Units (December 31, 2012 – 8,610,418) equivalent to R$117,549 (December 31, 2012 – R$134,371). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.80, R$16.41 and R$18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$35,665 (December 31, 2012 - R$36,191). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on March 31, 2013 was R$14.61 per Unit and US$7.26 per ADR.

Additionally, during the period of 3 months ended on March 31, 2013, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$1 (December 31, 2012 - loss of R$41), recorded directly in equity in capital reserves.

12. Breakdown of income accounts

a) Personnel expenses

	March 31,
	2013	2012

Wages and salaries	1,087,985	1,114,414
Social security costs	286,274	280,215
Benefits	260,713	231,544
Defined benefit pension plans	13,945	11,035
Contributions to defined contribution pension funds	15,627	12,855
Share-based payment costs	1,228	18,012
Training	19,628	23,836
Other personnel expenses	40,447	57,315
Total	1,725,847	1,749,226

b) Other general administrative expenses

	March 31,
	2013	2012

Property, fixtures and supplies	308,953	287,570
Technology and systems	256,441	273,186
Advertising	77,328	95,153
Communications	143,707	144,429
Per diems and travel expenses	40,208	39,279
Taxes other than income tax	13,363	17,279
Surveillance and cash courier services	139,318	136,687
Insurance premiums	3,269	2,773
Specialized and technical services	418,189	430,916
Technical reports	58,412	99,026
Others specialized and technical services	359,777	331,890
Other administrative expenses	201,321	202,541
Total	1,602,097	1,629,813

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise begins on June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		SOP, PI12 - PSP and PI13 - PSP Plans and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st		50%	100%
2nd		35%	75%
3th		25%	50%
4th		0%	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial
Volatility	57.37%	57.37%	57.37%
Probability of Occurrence	37.81%	26.97%	43.11%
Risk-Free Rate	10.50%	10.50%	11.18%

		SOP 2014	SOP plan
Method of Assessment		Black&Scholes	Binomial
Volatility		40.00%	57.37%
Rate of Dividends		3.00%	5.43%
Vesting Period		2 years	2,72 years
Average Exercise Time		5 years	3,72 years
Risk-Free Rate		10.50%	11.18%
Probability of Occurrence		71.26%	43.11%
Fair Value of the Option Shares		R$6,45	R$7,19

The average value of shares SANB11 in the period ended on March 31, 2013 is R$14,55 (December 31, 2012 - R$14,93).

On the first quarter of 2013, daily pro-rata expenses amounting R$9,409 (December 31, 2012 - R$44,917), relating to the SOP plan and a credits R$2,197 (December 31, 2012 - R$12,616) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$360 as "Gains (losses) on financial assets and liabilities (net) - Others".

	Number of Shares
		Exercise Price in Reais	Year Granted	Employees	Date of Commencement of Exercise Period	Expiration Date of Exercise Period
Final Balance on December 31, 2011	29,666,500
Cancelled PI12 - PSP options	(698,103)		2010	Managers	02/03/2010	06/30/2012
Exercised (PI12 - PSP)	(486,852)		2010	Managers	02/03/2010	06/30/2012
Cancelled PI12 - PSP options	(7,759,571)	23.50	2010	Managers	02/03/2010	06/30/2014
Cancelled PI13 - PSP options	(72,209)		2011	Managers	02/03/2010	06/30/2013
Granted PI14 - PSP options	1,910,000		2012	Managers	05/29/2012	06/30/2014
Cancelled PI14 - PSP options	(106,226)		2012	Managers	05/29/2012	06/30/2014
Cancelled SOP 2014	(2,393,163)	14.31	2011	Managers	10/26/2011	12/31/2013
Granted SOP 2014	5,855,000	14.31	2012	Managers	10/26/2011	12/31/2013
Final Balance on December 31, 2012	25,915,376
Cancelled PI13 - PSP options	(4,350)		2011	Managers	02/03/2010	06/30/2013
Cancelled PI14 - PSP options	(28,793)		2012	Managers	05/29/2012	06/30/2014
Cancelled PI14 - PSP options	(4,000)		2012	Managers	05/29/2012	06/30/2014
Cancelled SOP 2014	(563,406)	14.31	2011	Managers	10/26/2011	12/31/2013
Final Balance on March 31, 2013	25,314,827
SOP	4,903,767	23.50	2010	Managers	02/03/2010	06/30/2014
PI13 - PSP	1,291,648		2011	Managers	02/03/2010	06/30/2013
PI14 - PSP	1,770,981		2012	Managers	05/29/2012	06/30/2014
SOP 2014	17,348,431	14.31	2011	Managers	10/26/2011	12/31/2013
Total	25,314,827

a.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Shares	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period
Final Balance on December 31, 2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Managers	6/19/09	7/31/12
Cancelled Options (PI12)	(403,907)	2009	Managers	6/19/09	7/31/12
Cancelled Options (PI14)	(59,373)	2011	Managers	7/1/11	7/31/14
Final Balance on December 31, 2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Managers	7/1/10	7/31/13
Cancelled Options (PI14)	(92,626)	2011	Managers	7/1/11	7/31/14
Final Balance on March 31, 2013	963,287
Plan I13	583,602	2010	Managers	7/1/10	7/31/13
Plan I14	379,685	2011	Managers	7/1/11	7/31/14
Total	963,287

On the first quarter of 2013, pro rata expenses were recognized in the amount of R$975 (December 31, 2012 - R$5,316), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. In 2010, include the pro rata expenses for PI10, which had its last cycle closed in July 2010. Expenses related to these plans are recognized in "Other liabilities - Provision for share-based payment" because they are settled in cash.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

c) Share-Based Bonus

The Annual Shareholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Santander Brasil. This new policy, subject to adjustments applicable to Santander Brasil, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders via a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was be subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on March 31, 2013, was recorded credits amounting R$6,403 (March 31, 2012 was recorded expense amounting - R$2,105).

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On March 31, 2013, we recorded expenses "pro rata" in the amount of R$4, in Consolidated regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$441 in the Bank and Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 110% to 120% of CDI. On the period on march 31, 2013, there were credits of R$560 (March 31, 2012, was recorded expense amounting - R$445).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which optional financial information are available.

Based on these guidelines the Bank has identified the following reportable operating segments:

• Commercial Banking

• Global Wholesale Banking

• Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

	March 31, 2013
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	6,787,528	529,231	17,629	7,334,388
Income from equity instruments	2,658	-	-	2,658
Share of results of entities accounted for using the equity method	20,822	-	-	20,822
Net fee and commission income	1,757,542	188,158	78,254	2,023,954
Gains (losses) on financial assets and liabilities and exchange differences (1)	851,486	108,069	5,237	964,792
Other operating income/(expenses)	(89,563)	(5,416)	82	(94,897)
TOTAL INCOME	9,330,473	820,042	101,202	10,251,717
Personnel expenses	(1,569,756)	(138,449)	(17,642)	(1,725,847)
Other administrative expenses	(1,545,607)	(48,308)	(8,182)	(1,602,097)
Depreciation and amortization	(277,976)	(29,919)	(6,711)	(314,606)
Provisions (net)	(311,132)	293	(1,768)	(312,607)
Net impairment losses on financial assets	(3,888,010)	(8,578)	-	(3,896,588)
Net impairment losses on non-financial assets	(23,953)	(299)	15	(24,237)
Other financial gains/(losses)	76,859	-	-	76,859
PROFIT/LOSS BEFORE TAX (1)	1,790,898	594,782	66,914	2,452,594

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$288,417 due to the effects of the devaluation of the Real against the Dollar on March 31, 2013, the Profit before Tax for the Commercial Bank segment was R$2,079,315.

	March 31, 2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
NET INTEREST INCOME	7,134,694	553,238	26,903	7,714,835
Income from equity instruments	2,319	-	-	2,319
Share of results of entities accounted for using the equity method	18,434	-	-	18,434
Net fee and commission income	1,681,230	168,309	85,195	1,934,734
Gains (losses) on financial assets and liabilities and exchange differences (1)	593,029	205,527	2,313	800,869
Other operating income/(expenses)	(208,990)	(6,212)	38,103	(177,099)
TOTAL INCOME	9,220,716	920,862	152,514	10,294,092
Personnel expenses	(1,597,072)	(133,904)	(18,250)	(1,749,226)
Other administrative expenses	(1,571,965)	(52,634)	(5,214)	(1,629,813)
Depreciation and amortization	(248,712)	(24,382)	(5,546)	(278,640)
Provisions (net)	(493,456)	2,815	(4,825)	(495,466)
Net impairment losses on financial assets	(3,556,207)	(14,901)	-	(3,571,108)
Net impairment losses on non-financial assets	10,819	-	(49)	10,770
Other financial gains/(losses)	7,179	-	-	7,179
PROFIT BEFORE TAX (1)	1,771,302	697,856	118,630	2,587,788

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$309,035  due to the effects of the devaluation of the Real against the Dollar on March 31,  2012, the Profit before Tax for the Commercial Bank segment was R$2,080,337.

	March 31, 2013
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
Total assets	373,070,372	51,458,878	2,829,695	427,358,945
Loans and advances to customers	160,601,693	35,304,493	20,535	195,926,721
Customer deposits	175,151,323	16,196,929	1,575,336	192,923,588

	December 31, 2012
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
Total assets	366,919,478	52,783,404	2,997,399	422,700,281
Loans and advances to customers	161,025,613	35,726,189	22,495	196,774,297
Customer deposits	168,315,452	18,720,305	1,559,173	188,594,930
(2) In 2012, includes incomes from insurance brokerage and capitalization.

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on three-months ended March 31, 2013 and 2012:

a) Key-person management compensation

At the Board of Directors' meeting held on February 27, 2013, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2013, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposals is subject to determination by the extraordinary stockholders' meeting held on April 29, 2013.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

			March 31,
			2013	2012
Fixed compensation			10,452	11,468
Variable compensation			28,291	26,340
Other			2,406	2,759
Total Short-term benefits			41,149	40,567
Share-based payment			6,150	9,936
Total Long-term benefits			6,150	9,936
Total (1)			47,299	50,503

(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the first quarter of 2013 were paid to the Directors of Santander Asset Brazil the amount of R$1,029 (2012 - R$1,010) excluding charges.

Additionally, in the period of three-month ended March 31, 2013, charges were collected on key-person management compensation amounting R$9,454 (2012 - R$10,759).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	March 31, 2013
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V. (1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Santander Insurance Holding, S.L. (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	183,049	0.1%	167,520	0.1%	350,569	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,804,931	23.9%	47,689,841	25.6%	98,494,772	24.7%
Total	212,328,427	100.0%	185,735,744	100.0%	398,064,171	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On March 31, 2013, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to Banco Santander that, in fulfillment of Exchange Comission (CVM) Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3) Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%.

On October 9, 2012, Banco Santander announced to the market, that the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) granted the petition of Banco Santander and its controlling shareholders ffor extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - "ADRs") and / or issuing new shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

	March 31, 2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	10,118,379	542,020	(320,378)
Trading derivatives, net	(232,253)	-	(397,050)
Banco Santander Spain	(232,253)	-	-
Santander Benelux, S.A., N.V.	-	-	(146,178)
Abbey National Treasury Services Plc	-	-	(49,411)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(201,461)
Loans and other values with customers -Cash and overnight operations in foreign currency	-	-	100
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	100
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	10,122,137	-	1,559
Banco Santander, S.A. – Spain (3)	10,122,137	-	-
Banco Santander Totta, S.A.	-	-	1,315
Banco Santander, S.A. – México	-	-	244
Loans and other values with customers	-	-	399,631
Zurich Santander Brasil Seguros S.A.	-	-	73,331
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	326,300
Loans and amounts due from credit institutions (1)	227,250	541,245	-
Banco Santander Espanha	227,250	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	540,878	-
Companhia de Arrendamento Mercantil RCI Brasil	-	367	-
Other Assets	1,245	775	75,013
Banco Santander Espanha	1,245	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	775	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	99
Santander Benelux, S.A., N.V.	-	-	50,083
Abbey National Treasury Services Plc	-	-	24,770
Others	-	-	61
Liabilities	(290,658)	(47,388)	(389,396)
Deposits from credit institutions	(122,817)	(47,388)	(14,823)
Banco Santander Espanha (4)	(122,817)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(42,095)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(5,293)	-
Others	-	-	(14,823)
Customer deposits	-	-	(358,943)
ISBAN Brasil S.A.	-	-	(32,120)
Produban Serviços de Informática S.A.	-	-	(31,727)
Universia Brasil S.A.	-	-	(505)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(243,219)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(40,966)
Others	-	-	(10,406)
Other Liabilities - Dividends and Bonuses Payable	(163,289)	-	(126)
Banco Santander, S.A. – Espanha	-	-	-
Grupo Empresarial Santander, S.L. (1)	(44,144)	-	-
Santander Insurance Holding, S.L.	-	-	(126)
Sterrebeeck B.V. (1)	(119,145)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Zona Franca da Madeira)	-	-	-
Other Payables	(4,552)	-	(15,504)
Banco Santander Espanha	(4,552)	-	-
Santander Insurance Holding, S.L.	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(14,558)
Others	-	-	(946)

	December 31, 2012
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	9,547,642	1,087,901	(163,065)
Trading derivatives, net	(135,291)	-	(742,972)
Banco Santander, S.A. – Spain	(135,291)	-	-
Santander Benelux, S.A., N.V.	-	-	(399,110)
Abbey National Treasury Services Plc	-	-	(68,552)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(275,310)
Loans and amounts due from credit institutionso - Cash and overnight operations in foreign currency	9,528,869	-	1,190
Banco Santander, S.A. – Espanha (3) (6)	9,528,869	-	-
Banco Santander Totta, S.A.	-	-	1,139
Banco Santander, S.A. – México	-	-	51
Loans and other values with customers - others	-	-	210,330
Zurich Santander Brasil Seguros S.A.	-	-	75,445
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	134,885
Loans and amounts due from credit institutions - Others	153,905	1,087,129	-
Banco Santander – Espanha	153,905	-	-
Santander Benelux, S.A., N.V.	-	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,086,756	-
Companhia de Arrendamento Mercantil RCI Brasil	-	373	-
Other Assets	159	772	368,387
Banco Santander – Espanha	159	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	772	-
Zurich Santander Brasil Seguros e Previdência S.A.			17,068
Santander Benelux, S.A., N.V.	-	-	317,233
Abbey National Treasury Services Plc	-	-	34,024
Others	-	-	62
Liabilities	(939,913)	(16,280)	(447,094)
Deposits from credit institutions	(170,845)	(16,280)	(5,635)
Banco Santander, S.A. – Espanha (4)	(170,845)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(12,762)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,518)	-
Others	-	-	(5,635)
Customer deposits	-	-	(415,890)
ISBAN Brasil S.A.	-	-	(98,324)
Produban Serviços de Informática S.A.	-	-	(42,489)
Universia Brasil S.A.	-	-	(80)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(239,067)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(29,190)
Others	-	-	(6,740)
Other Liabilities - Dividends and Bonuses Payable	(765,524)	-	(562)
Grupo Empresarial Santander, S.L. (1)	(236,246)	-	-
Santander Insurance Holding, S.L.	-	-	(562)
Sterrebeeck B.V. (1)	(529,278)	-	-
Other Payables	(3,544)	-	(25,007)
Banco Santander – Espanha	(3,544)	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(24,079)
Others	-	-	(928)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) On March 31, 2013, refers to the cash of R$166,516 (2012 – R$83,027) and "overnight" investments amounting R$9,955,621, maturing on April 1st, 2013 and interest of 0.20% p.a. and 0.10% p.a. (2012 - R$9,445,842 maturing on January, 2nd, 2012 and interest between 0.17%p.a. and 0.10% p.a.).

(4) On March 31, 2013, refers to raising funds through operations transfers abroad amounting R$120,439 with maturity until January, 2015 and interest between 0.44% and 23.06%p.a. (2012 - R$156,063, with interest between 0.39% and 5.82% p.a.) and raising funds through time deposits, in the amount of R$9,895), and foreign demand deposits, in the amount of R$2,378 (2012 – R$4,887).

(5) On March 31, 2012, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on April 1st, 2013 and interest 0.20% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain maturing on April 1st, 2013 and interest of 0.10% p.a.

	March 31, 2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(77,554)	17,215	154,595
Interest and similar income - Loans and amounts due from credit institutions	3,500	13,447	-
Banco Santander Spain	3,500	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	13,447	-
Interest expense and similar charges - Customer deposits	-	-	(5,525)
ISBAN Brasil S.A.	-	-	(1,005)
Produban Serviços de Informática S.A.	-	-	(530)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(3,889)
Others	-	-	(101)
Interest expense and similar charges - Deposits from credit institutions	(4,867)	(323)	-
Banco Santander Espanha	(4,867)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(323)	-
Interest expense and similar charges - Marketable debt securities	(245)	-	-
Banco Santander Spain	(245)	-	-
Fee and commission income (expense)	1,037	4,091	35,295
Banco Santander Espanha	1,037	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,975	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	27,130
Others	-	1,116	8,165
Gains (losses) on financial assets and liabilities and exchange differences (net)	(76,833)	-	174,134
Banco Santander Espanha	(76,833)	-	-
Santander Benelux, S.A., N.V.	-	-	141,046
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	12,268
Abbey National Treasury Services Plc	-	-	16,132
Others	-	-	4,688
Administrative expenses and amortization	(146)	-	(49,309)
Banco Santander Espanha	(146)	-	-
ISBAN Chile S.A.	-	-	(823)
Ingeniería de Software Bancario, S.L.	-	-	(5,437)
TECBAN - Tecnologia Bancaria Brasil	-	-	(26,830)
Others	-	-	(16,219)

	31 de março de 2012
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(85,376)	19,334	(191,494)
Interest and similar income - Loans and amounts due from credit institutions
	1,581	15,090	154
Banco Santander Espanha	1,581	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	15,090	-
Abbey National Treasury Services Plc	-	-	7
Santander Benelux, S.A., N.V.	-	-	58
Santander Overseas Bank, Inc - Puerto Rico	-	-	89
Interest expense and similar charges - Customer deposits	-	-	(6,308)
ISBAN Brasil S.A.	-	-	(1,905)
Produban Serviços de Informática S.A.	-	-	(882)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(2,088)
Others	-	-	(1,433)
Interest expense and similar charges - Deposits from credit institutions	(1,953)	-	(24)
Banco Santander Espanha	(1,953)	-	-
Others	-	-	(24)
Interest expense and similar charges - Marketable debt securities	(4,257)	-	-
Banco Santander Espanha	(4,257)	-	-
Fee and commission income (expense)	(12,018)	4,244	37,014
Banco Santander Espanha	(12,018)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	3,183	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	30,585
Others	-	1,061	6,429
Gains (losses) on financial assets and liabilities and exchange differences (net)	(68,652)	-	(33,175)
Banco Santander Espanha	(68,652)	-	-
Santander Benelux, S.A., N.V.	-	-	(4,309)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,512)
Abbey National Treasury Services Plc		-	(10,754)
Others	-	-	(2,600)
Administrative expenses and amortization	(73)	-	(114,139)
Banco Santander Espanha	(73)	-	-
ISBAN Brasil S.A.	-	-	(21,739)
Produban Serviços de Informática S.A.	-	-	(35,231)
ISBAN Chile S.A.	-	-	(1,111)
Aquanima Brasil Ltda.	-	-	(5,375)
Ingeniería de Software Bancario, S.L.	-	-	(8,407)
TECBAN - Tecnologia Bancaria Brasil	-	-	(24,754)
Others	-	-	(17,522)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

16. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary of Trading Derivative and Used as Hedge

Assets					March 31, 2013	December 31, 2012
Swap Differentials Receivable					3,550,850	4,092,378
Option Premiums to Exercise					151,240	297,124
Forward Contracts and Others					509,570	329,633
Total					4,211,660	4,719,135

Liabilities
Swap Differentials Payable					3,566,999	4,327,209
Option Premiums Launched					228,210	456,172
Forward Contracts and Others					582,224	609,717
Total					4,377,433	5,393,098

Summary by Category

Trading	March 31, 2013			December 31, 2012
	Notional	Cost	Market	Notional	Cost	Fair Value
"Swap"		(148,797)	135,537		(116,636)	(109,449)
Asset	106,774,465	10,076,420	11,070,675	112,138,690	15,982,326	16,792,479
CDI (Interbank Deposit Rates)	32,027,790	2,876,933	3,577,385	34,842,507	4,335,903	4,981,610
Fixed Interest Rate - Real (1)	15,123,186	-	-	16,341,376	11,646,423	11,810,869
Indexed to Price and Interest Rates	14,372,327	-	-	14,386,596	-	-
Indexed to Foreign Currency	45,190,372	7,199,487	7,493,290	46,477,772	-	-
Others	60,790	-	-	90,439	-	-
Liabilities	106,923,262	(10,225,217)	(10,935,138)	112,255,326	(16,098,962)	(16,901,928)
CDI (Interbank Deposit Rates)	29,150,857	-	-	30,506,604	-	-
Fixed Interest Rate - Real	24,669,327	(9,546,141)	(9,950,599)	4,694,953	-	-
Indexed to Price and Interest Rates	14,991,453	(619,126)	(929,508)	19,509,496	(5,122,900)	(5,512,171)
Indexed to Foreign Currency (1)	37,990,885	-	-	57,406,818	(10,929,046)	(11,355,697)
Others	120,740	(59,950)	(55,031)	137,455	(47,016)	(34,060)
Options	186,902,230	(91,738)	(76,970)	266,060,940	(94,067)	(159,048)
Purchased Position	76,638,568	194,444	151,240	107,224,381	228,378	297,124
Call Option - US Dollar	830,671	29,319	14,423	1,792,837	44,838	31,993
Put Option - US Dollar	1,364,512	24,584	27,771	1,748,915	24,039	24,087
Call Option - Other (2)	22,864,166	68,847	42,773	46,244,224	86,370	45,920
Interbank Market	21,637,749	29,736	14,293	45,411,468	51,667	2,289
Others (2)	1,226,417	39,111	28,480	832,756	34,703	43,631
Put Option - Other (2)	51,579,219	71,694	66,273	57,438,405	73,131	195,124
Interbank Market	50,730,456	44,642	38,024	56,963,540	57,121	185,813
Others (2)	848,763	27,052	28,249	474,865	16,010	9,311
Sold Position	110,263,662	(286,182)	(228,210)	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	1,050,122	(31,883)	(24,064)	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	717,015	(15,930)	(11,719)	1,385,098	(14,684)	(6,036)
Call Option - Other (2)	41,430,896	(126,404)	(75,929)	83,389,536	(152,818)	(103,294)
Interbank Market	39,610,097	(46,859)	(27,756)	81,602,615	(68,927)	(4,241)
Others (2)	1,820,799	(79,545)	(48,173)	1,786,921	(83,891)	(99,053)
Put Option - Other (2)	67,065,629	(111,965)	(116,498)	72,608,710	(118,290)	(318,839)
Interbank Market	65,346,383	(48,569)	(25,654)	71,156,608	(64,771)	(272,536)
Others (2)	1,719,246	(63,396)	(90,844)	1,452,102	(53,519)	(46,303)

Trading	March 31, 2013			December 31, 2012
	Notional	Cost	Market	Notional	Cost	Fair Value
Futures Contracts	83,914,983	-	-	61,247,088	-	-
Purchased Position	38,984,692	-	-	40,376,893	-	-
Exchange Coupon (DDI)	8,096,987	-	-	2,916,996	-	-
Interest Rates (DI1 and DIA)	25,715,810	-	-	30,144,684	-	-
Foreign Currency	4,628,016	-	-	6,576,093	-	-
Indexes (3)	400,007	-	-	133,917	-	-
Treasury Bonds/Notes	140,337	-	-	605,203	-	-
Others	3,535	-	-	-	-	-
Sold Position	44,930,291	-	-	20,870,195	-	-
Exchange Coupon (DDI)	14,520,221	-	-	14,091,511	-	-
Interest Rates (DI1 and DIA)	26,086,219	-	-	6,556,673	-	-
Foreign Currency	3,997,896	-	-	12,414	-	-
Indexes (3)	1,171	-	-	17,926	-	-
Treasury Bonds/Notes	324,784	-	-	191,671	-	-
Forward Contracts and Others	25,412,654	15,662	120,748	21,766,014	166,807	(280,085)
Purchased Commitment	11,550,522	(22,868)	(27,838)	11,046,667	(593,458)	197,859
Currencies	11,427,639	(22,835)	(27,805)	11,046,667	(593,458)	197,859
Others	122,883	(33)	(33)	-	-	-
Sell Commitment	13,862,132	38,530	148,586	10,719,347	760,265	(477,944)
Currencies	13,651,721	21,199	131,888	10,797,139	745,350	(185,614)
Others	210,411	17,331	16,698	(77,792)	14,915	(292,330)
(1) Includes credit derivatives.
(2) Includes stock options, indices and commodities.
(3) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional					March 31, 2013	December 31, 2012
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
"Swap"		31,199,299	43,696,359	31,878,807	106,774,465	112,138,690
Options		2,818,813	1,598	184,081,819	186,902,230	266,060,940
Futures Contracts		-	-	83,914,983	83,914,983	61,247,088
Forward Contracts and Others		11,962,002	12,246,151	1,204,501	25,412,654	21,766,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional					March 31, 2013	December 31, 2012
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
"Swap"		14,155,887	32,339,722	60,278,856	106,774,465	112,138,690
Options		11,497,392	174,566,834	838,004	186,902,230	266,060,940
Futures Contracts		39,144,362	15,689,589	29,081,032	83,914,983	61,247,088
Forward Contracts and Others		15,504,296	4,885,122	5,023,236	25,412,654	21,766,014

a.4) Derivatives by Market Trading

Notional					March 31, 2013	December 31, 2012
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
"Swap"		25,786,955	44,025,582	36,961,928	106,774,465	112,138,690
Options		185,279,841	1,622,389	-	186,902,230	266,060,940
Futures Contracts		83,914,983	-	-	83,914,983	61,247,088
Forward Contracts and Others		709	13,274,570	12,137,375	25,412,654	21,766,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

The volume of credit derivatives with total return rate – credit risk received corresponds to R$412,515 of cost (December 31, 2012 - R$607,119) and R$445,727 of fair value (December 31,2012 - R$669,507). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$5,248 (December 31, 2012, R$3,585).

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

	March 31, 2013			December 31, 2012
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	66,620	(133,453)	(66,833)	59,148	(147,817)	(88,669)
Asset	5,206,243	(362,594)	4,843,649	1,581,458	105,351	1,686,809
CDI (Interbank Deposit Rates)	4,689,286	(461,876)	4,227,410	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar	238,537	20,912	259,449	255,056	24,302	279,358
Indexed to Foreign Currency - Euro	278,420	78,370	356,790	287,173	75,808	362,981
Liabilities	(5,139,623)	229,141	(4,910,482)	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(1,119,052)	(182,210)	(1,301,262)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Price Indexes and Interest (2)	(3,826,269)	426,994	(3,399,275)	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(35,051)	(2,585)	(37,636)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(159,251)	(13,058)	(172,309)	(171,038)	(14,356)	(185,394)
Object of "Hedge"
Assets	1,645,194	120,227	1,765,421	1,593,371	119,818	1,713,189
Lending Operation	1,274,319	88,363	1,362,682	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	1,080,195	92,857	1,173,052	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest US Dollar	34,932	1,325	36,257	35,094	676	35,770
CDI (Interbank Deposit Rates)	159,192	(5,819)	153,373	173,484	(10,053)	163,431
Securities	370,875	31,864	402,739	363,670	36,033	399,703
Securities Available for Sale - Debentures	370,875	31,864	402,739	363,670	36,033	399,703

(1) Instruments whose the hedge object are loan operations indexed in foreign currency - dollar with fair value R$1,173,052 (December 31, 2012 - R$1,114,285) and securities shown by debentures with fair value R$132,123.

(2) Instruments whose the hedge object are securities shown by debentures with fair value R$270,616.
(3) Instruments whose the hedge object are loan operations indexed to foreign currency pre-dollar with fair value R$36,257.
(4) Instruments whose the hedge object are loan operations indexed to CDI with fair value R$153,373.

Cash Flow Hedge

	March 31, 2013
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(62,726)	(22,128)	(84,853)
Asset	1,688,507	1,688,506	93,821	1,782,328
Indexed to Foreign Currency - Swiss Franc (1)	795,841	795,841	52,306	848,147
Indexed to Pre Interest Rate - Chilean Peso (2)	92,099	92,099	6,301	98,400
Indexed to Foreign Currency - Iuan (3)	49,162	49,162	308	49,470
Indexed to Real (4)	751,405	751,404	34,906	786,311
Liabilities	(1,751,232)	(1,751,232)	(115,949)	(1,867,181)
Indexed to Foreign Currency - Pre Dollar	(1,751,232)	(1,751,232)	(115,949)	(1,867,181)
Future Contracts	19,403,439	-	-	-
Foreign Currency - Dollar (5)	19,403,439	-	-	-

	December 31, 2012
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(30,354)	(1,184)	(31,538)
Asset	818,997	818,997	60,173	879,170
Indexed to Foreign Currency - Swiss Franc (1)	678,335	678,335	53,619	731,954
Indexed to Pre Interest Rate - Real (2)	91,379	91,379	6,584	97,963
Indexed to Foreign Currency - Iuan (3)	49,283	49,283	(30)	49,253
Liabilities	(837,864)	(837,863)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dollar	(837,864)	(837,863)	(78,019)	(915,883)
Future Contracts	34,567,439	-	-	-
DI1 Rate (6)	18,962,863	-	-	-
Foreign Currency - Dollar (5)	15,604,576	-	-	-

			March 31, 2013	December 31, 2012

Hedge Object - Cost
Assets			15,402,957	15,538,109
Lending Operations - Financing and Export Credit and Imports			15,402,957	15,538,109
Liabilities			1,694,725	19,607,312
Eurobonds			1,694,725	820,077
Times deposits			-	18,787,235
(1) Operation with maturing on December 1, 2014 and April 12, 2016 whose object of hedge are Eurobonds operations.
(2) Operation with maturing on April 13, 2016, whose hedge object are Eurobonds transactions.
(3) Operation with maturing on December 24, 2014, whose hedge object are Eurobonds transactions.
(4) Operation with maturing on March 18, 2016, whose hedge object are Eurobonds transactions.

(5) Operation with maturing on April 30, 2013 and April 2, 2014 and the updated amount of instruments is R$15,399,066 (December 31, 2012 - R$15,531,390) hedge objects are lending operations - import and export credit and financing.

(6) In the first quarter of 2013, due to the business strategy, the structures of "hedge" cash flow that had as object "hedge" Bank Deposit Certificates (CDB) have been discontinued. The effect of marking to market of futures contracts outstanding net of tax in equity corresponds to a debt in the amount of R$144,910 and will be repaid by January 2014, the remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts amounts a debit of R$43,433 (December 31, 2012 - R$258,555), and is recorded in stockholders' equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On December 31, 2012, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$1,829,288, maturing between June to September 2013 and the effect of R$132,620, of exchange recorded in equity, net of tax effects. The effectiveness obtained for this portfolio of “hedge” is in accordance with the current regulations and was not identified any ineffective portion to be recorded in income over the period.

a.7) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

	March 31, 2013	December 31, 2012

Financial Treasury Bill - LFT	1,487,725	1,421,634
National Treasury Bill - LTN	4,753,043	3,699,901
National Treasury Notes - NTN	2,645,710	3,024,811
Total	8,886,478	8,146,346

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and riskfactors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at March 31, 2013.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(40)	(36,026)	(72,052)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(11,253)	(94,828)	(189,656)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(641)	(8,616)	(17,231)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(41)	(101)	(203)
Foreign currency	Exposures subject to foreign exchange	(5,180)	(129,494)	(258,988)
Eurobond/ Treasury/ Global	Exposures subject to changes in interest rate negotiated roles in international market	(920)	(964)	(1,928)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,944)	(20,295)	(40,590)
Shares and Indexes	Exposures subject to change in shares price	(2,685)	(97,121)	(134,242)
Other	Exposures not meeting the previous settings	(513)	(32)	(64)
Total (1)		(23,217)	(387,477)	(714,954)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency stock market and spot positions);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(46,969)	(1,008,186)	(1,903,316)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in coupon of TR na TJLP	(13,670)	(297,911)	(558,482)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,997)	(19,458)	(38,262)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(76,439)	(314,784)	(655,780)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(10,303)	(55,646)	(120,848)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(74,179)	(316,807)	(607,077)
Total (1)		(223,557)	(2,012,792)	(3,883,765)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

	March 31, 2013	December 31, 2012
Investment funds	110,873,425	104,461,015
Assets under management	9,140,395	9,393,269
Total	120,013,820	113,854,284

d) Third-party securities held in custody

As of March 31, 2013 and December 31, 2012, the Bank held in custody marketable debt securities and equity instruments totaling R$81,195,305 and R$79,719,901, respectively entrusted to it by third parties.

e) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	March 31,
	2013		2012
Interest and similar income	12,144,262		13,672,820
Fee and commission income (net)	2,023,954		1,934,734
Impairment losses on financial assets (net)	(3,896,588)		(3,571,108)
Other income and expense	636,805		137,802
Interest expense and similar charges	(4,809,874)		(5,957,985)
Third-party input	(1,437,701)		(1,454,937)
Materials, energy and others	(133,683)		(140,714)
Third-party services	(1,034,983)		(1,080,371)
Impairment of assets	(24,237)		10,770
Other	(244,798)		(244,622)
Gross added value	4,660,858		4,761,326
Retention
Depreciation and amortization	(314,606)		(278,640)
Added value produced	4,346,252		4,482,686
Added value received from transfer
Investments in affiliates and subsidiaries	20,822		18,434
Added value to distribute	4,367,074		4,501,120
Added value distribution
Employee	1,513,004	34.7%	1,538,650	34.1%
Compensation	1,088,238		1,130,524
Benefits	291,260		257,336
Government severance indemnity funds for employees - FGTS	75,306		81,825
Other	58,200		68,965
Taxes	1,101,978	25.2%	1,083,920	24.1%
Federal	1,090,571		709,030
State	179		181,789
Municipal	11,228		193,101
Compensation of third-party capital - rental	175,270	4.0%	146,856	3.3%
Remuneration of interest on capital	1,576,822	36.1%	1,731,694	38.5%
Dividends and interest on capital	300,000		400,000
Profit Reinvestment	1,264,168		1,327,153
Profit (loss) attributable to non-controlling interests	12,654		4,541

Total	4,367,074	100.0%	4,501,120	100.0%

17. Supplementary information – Conciliation of shareholders’ equity and net income

The table below present a conciliation of shareholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

		March 31,		December 31,
	Note	2013	2012	2012
Shareholders' equity attributed to the parent under Brazilian GAAP		63,230,349	66,104,875	63,451,508
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	6,980	15,944	7,032
Redesignation of financial instruments to available-for-sale	b	434,880	374,271	460,340
Impairment on loans and receivables	c	78,388	1,101,469	80,413
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	374,987	493,058	394,823
Reversal of goodwill amortization	e	14,332,417	10,695,461	13,423,171
Realization on purchase price adjustments	f	1,051,414	699,050	1,068,715
Others		(31,754)	(53,686)	12,994
Shareholders' equity attributed to the parent under IFRS		79,477,661	79,430,442	78,898,996
Non-controlling interest under IFRS		287,834	21,793	237,130
Shareholders' equity (including non-controlling interest) under IFRS		79,765,495	79,452,235	79,136,126

		March 31,
	Note	2013	2012
Net income attributed to the parent under Brazilian GAAP		609,319	864,971
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(1,555)	8,297
Redesignation of financial instruments to available-for-sale	b	117,986	1,333
Impairment on loans and receivables	c	(2,025)	(26,637)
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	(19,836)	(52,705)
Reversal of goodwill amortization	e	909,246	909,234
Realization on purchase price adjustments	f	(17,301)	(9,483)
Others		(31,666)	32,143
Net income attributed to the parent under IFRS		1,564,168	1,727,153
Non-controlling interest under IFRS		12,654	4,541
Net income (including non-controlling interest) under IFRS		1,576,822	1,731,694

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

18. Subsequent events

WebMotors S.A. (WebMotors) increases its capital stock through deal with CarSales.

An agreement was signed regarding the participation of CarSales.com Limited (CarSales) in the capital stock of WebMotors, a company indirectly controlled by Banco Santander. The Transaction, valued at R$180 million, involves the acquisition, by CarSales, of new shares of the WebMotors capital stock, representing 30% of the company’s total capital.

The partnership with CarSales aims to accelerate the growth of WebMotors and consolidate its leadership position in Brazil’s online vehicle classifieds market, through a transfer of technology and knowledge, together with greater independence and operational focus.

CarSales is an Australian company that is the leader in that country’s online vehicle classifieds market, with more than 60% of the market share, along with operations throughout Asia and Oceania (China, New Zealand, Thailand, Malasia, Singapore, Indonesia and Dubai).

The completion of the Transaction will be subject to its compliance with certain precedent conditions customary in similar transactions, including the negotiation and signing of definitive contracts and the obtaining of the necessary authorizations.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Adjusted
Direct and Indirect controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (2)
	Asset Manager	99.99%	100.00%	181,940	9,497
Banco Bandepe S.A. (2)	Bank	100.00%	100.00%	2,905,573	51,878
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	4,976,703	172,882
Aymoré Crédito, Financiamento e Investimento S.A. (2)	Financial	100.00%	100.00%	1,117,495	(464)
Santander Brasil Administradora de Consórcio Ltda. (2) (6)	Buying club	100.00%	100.00%	114,010	5,974
Santander Microcrédito Assessoria Financeira S.A. (4)	Microcredit	100.00%	100.00%	19,962	898
Santander Brasil Advisory Services S.A. (4)	Other Activities	96.52%	96.52%	12,855	117
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (2)	Dealer	100.00%	100.00%	26,389	1,008
Santander Corretora de Câmbio e Valores Mobiliários S.A. (2)	Broker	99.99%	100.00%	220,216	15,490
Santander Participações S.A. (1) (4)	Holding	100.00%	100.00%	1,211,478	5,462
Santander Getnet Serviços para Meios de Pagamento S.A. (4) (5)	Other Activities	50.00%	50.00%	72,341	19,071
Sancap Investimentos e Participações S.A. (4)	Holding	100.00%	100.00%	340,020	22,130
Mantiq Investimentos Ltda (4)	Other Activities	100.00%	100.00%	6,461	(42)
Santos Energia Participações S.A. (4)	Holding	100.00%	100.00%	1,883	(1,241)
MS Participações Societárias S.A (4)	Holding	99.99%	99.99%	55,511	(4,588)
Santander Brasil EFC (2)	Financial	100.00%	100.00%	1,934,292	(1,681)
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (1) (4)	Insurance Broker	60.65%	60.65%	541,289	9,457

Controlled by Sancap
Santander Capitalização S.A. (3)	Savings and annuities	-	100.00%	188,863	21,508

Controlled by Santander Participações S.A.
Webmotors S.A. (1) (4)	Other Activities
		-	100.00%	72,615	2,513

Controlled by Webmotors S.A.
Idéia Produções (4) (7)	Other Activities	-	100.00%	533	122

Brazil Foreign Diversified Payment Rights Finance Company (a)	Securitization	-	(a)	-	-

(a) Company over which effective control is exercised, according with IFRS 10 - Consolidated Financial Statements, and there is no ownership interest.

(1) (i) At the Extraordinary General Meeting (EGM) held on 29 March, 2012, was approved the capital increase of Santander Paticipações of R$ 1,000,000, through the transfer of assets of Banco Santander, totaling R$745,191 and in the form of cash, in the amount of R$254,809; (ii) on 29 June 2012, was approved the increase of the capital of Santander Participações of R$ 135,000, through the issue of new shares, subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 upon the transfer of 366,182,675 thousand of shares of its wholly-owned subsidiary Webmotors, transferring the control to Santander Participações on the date-based of April 30, 2012; (iii) Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços; Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain, investment company controlled by Banco Santander Spain. After such transaction, Santander Serviço’s capital to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respective and acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of Tecban’s capital, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012.

(2) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

(3) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.

(4) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.

(5) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(6) At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012. The merger will give through the transfer of the net book value of incorporated for the stockholders’ equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) were recognized and recorded directly on the incorporator. On November 30, 2012 this process of incorporation was approved by the Bacen.

(7)Acquisition on March, 2013 by Webmotors 100% of the share capital
***

BANCO SANTANDER (BRASIL) S.A. PERFORMANCE REVIEW - MARCH 31, 2013
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Dear Stockholders:

We presented the Management Report to consolidated interim financial statements of Banco Santander (Brasil) S.A. for the period ended March 31, 2013, were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

• Macroeconomic Environment

Economic activity maintained its slow trend of recovery during the fourth quarter of 2012 and the beginning of 2013. GDP growth in 4Q12 (latest data available) stood at 1.4% in comparison to the fourth quarter of 2011, up from 0.9% in the third quarter. Investment showed a 4.5% year-over-year contraction in the period, whereas household consumption expanded a solid 3.9% in the same period. On the supply side, the worst performance came from agriculture, with a 7.5% fall from the levels seen one year ago due to problems with the harvest. Industrial GDP, which posted four quarters of soft results, stabilized in the fourth quarter and seems to show that the measures taken by the government to boost the economy are already bearing fruits.

Consumer prices, measured by the IPCA, rose 6.6% in the year ending in March, up from the 5.8% in December 2012 and slightly above the ceiling of the inflation target for this year. Services’ prices continue to exert pressure on inflation, driven by increasing labor costs. Durable goods’ prices continue to mitigate inflationary pressures, albeit by a lesser extent than in previous months mainly due to the residual impact of the tax breaks for cars and other goods. The rising and disperse inflationary pressures, despite the weak economic growth, have led the Brazilian Central Bank (Bacen) to start a monetary tightening cycle by mid-April, when the target overnight rate (Selic) was raised to 7.5% pa. Markets were already anticipating a tightening, and hence the average lending rate to individuals rose to 35.1% p.a. in February, above what was observed in December (33.7% p.a.). Outstanding credit advanced 16.8% YoY in the same month, reaching nearly R$2.4 trillion, or 53.4% of GDP. Growth in housing financing continues to be the main driver behind that result, posting a 34.3% year-over-year growth in the same period.

Weaker global conditions are still weighing on Brazilian exports, which have contracted by 8.3% in the 12 months ending in March. Imports declined mildly by 1.9% in the same period, reflecting weaker currency and domestic demand. As a result, trade surplus in the year ending in March declined to US$11.9 billion from US$29.1 billion. As a result, the current account deficit increased to US$63.5 billion in year ending February, with a slight increase in the remittance of profits and dividends adding to the poorer trade results. In terms of financial flows, foreign direct investments (at US$63.7 billion) practically compensated the current account deficit. The exchange rate finished March at R$2.01/US$.

On the fiscal side, the myriad of tax breaks announced by the government to stimulate the economy, together with the weaker economic activity, led to weaker tax collections and consequently to a narrowing primary surplus in the public sector, which reached 2.2% of GDP in the 12 months through February. Even the declining interest rates did not prevent the public sector borrowing requirement from rising to 2.7% of GDP over the same period. The net public sector debt reached 35.7% of GDP in February.

1. Net Income

Consolidated Income Statements	03/31/13	03/31/12	Annual Change %	4th Quarter of 2012	Quarterly Change %
R$ Million

INTEREST NET INCOME	7,334	7,715	-4.9%	7,640	-4.0%
Income from equity instruments	3	2	50.0%	47	-93.6%
Income from companies accounted for by the equity method	21	19	10.5%	14	50.0%
Fee and commission net	2,024	1,935	4.6%	2,013	0.5%
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	964	801	20.3%	(135)	-814.1%
Other operating income (expense)	(94)	(177)	-46.9%	(141)	-33.3%
TOTAL INCOME	10,252	10,295	-0.4%	9,438	8.6%
Administrative expenses	(3,327)	(3,379)	-1.5%	(3,461)	-3.9%
Personnel expenses	(1,726)	(1,749)	-1.3%	(1,852)	-6.8%
Other general expenses	(1,601)	(1,630)	-1.8%	(1,609)	-0.5%
Depreciation and amortization	(315)	(279)	12.9%	(482)	-34.7%
Provisions (net)	(313)	(495)	-36.8%	(455)	-31.2%
Impairment losses on financial assets (net)	(3,897)	(3,571)	9.1%	(4,801)	-18.8%
Impairment losses on other assets (net)	(24)	11	-318.2%	(30)	-20.0%
Gains (losses) on disposal of assets not classified as non-current assets held for sale	-	2	-100.0%	499	-100.0%
Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	77	5	N/A	(62)	-224.2%
OPERATING PROFIT BEFORE TAX	2,453	2,589	-5.3%	647	279.4%
Income taxes	(876)	(857)	2.2%	172	-608.3%
PROFIT FOR THE PERIOD	1,577	1,732	-8.9%	819	92.6%

Net Interest Margin

On March 31, 2013, the net interest income reached R$7,334 million decreased of 4.9% compared with the previously year. On the quarter decreased of 4.0%.

Revenues from credit declined during the period due to more moderate growth in the average volume of the portfolio and the reduction in the average spread.

Expenses (Administrative + Personnel)

The expenses (administrative + personnel) totaled R$3,327 million on March 31, 2013, decrase of 1.5% compared with the same period of 2012.On the fourth quarter of 2012, the general expenses decreased 3.9%. Other administrative expenses totaled R$1,601 million, a fall of 1.8% in twelve months and 0.5% on the quarter.

Personnel expenses totaled R$1,726 million on March 31, 2013, a fall of 1.3% in twelve months and 6.8% compared with the fourth quarter of 2012.

As a result the efficiency ratio, calculated by division the general expenses by total revenue, reached 32.5%.

Provision for impairment of loans and advances

The provision for impairment losses, including the total revenue recovery, totaled R$3,897 million and R$3,571 million on the three months ended on March 31, 2013 and 2012, respectively, increasing 9.1%.

Income Taxes

The total taxes includes income tax, social contribution, PIS and Cofins. On March 31, 2013, the tax income reached to an expense of R$876 million, considering the Cayman fiscal hedge effect the income tax is an expense of R$587 million.

2. Assets/Liabilities

The assets on March 31, 2013 totaled R$427,358 million.

Consolidated Balance Sheets	03/31/13	03/31/12	Annual Change %	12/31/12	Quarterly Change %
R$ Million

Assets
Cash and Balances with the Brazilian Central Bank	56,504	58,997	-4.2%	55,535	1.7%
Financial Assets held for Trading	27,557	24,957	10.4%	31,638	-12.9%
Other Financial Assets at Fair Value Through Profit or Loss	1,243	1,176	5.7%	1,228	1.2%
Loans and amounts due from credit institutions	2	39	-94.9%	5	-60.0%
Debt instruments	114	223	-48.9%	124	-8.1%
Equity instruments	1,127	914	23.3%	1,099	2.5%
Available-for-Sale Financial Assets	43,252	37,231	16.2%	44,149	-2.0%
Loans and Receivables	234,917	216,204	8.7%	226,957	3.5%
Loans and amounts due from credit institutions	38,715	30,438	27.2%	29,913	29.4%
Loans and advances to customers	210,785	196,836	7.1%	210,740	0.0%
Impairment Losses	(14,858)	(11,132)	33.5%	(13,966)	6.4%
Debt instruments	275	62	343.5%	270	1.9%
Hedging Derivatives	157	96	63.5%	156	0.6%
Non-Current Assets Held For Sale	139	128	8.6%	166	-16.3%
Investments in Associates and Joint Ventures	601	429	40.1%	472	27.3%
Tangible Assets	5,973	5,057	18.1%	5,938	0.6%
Intangible Assets	29,236	31,585	-7.4%	29,271	-0.1%
Goodwill	27,221	27,218	0.0%	27,218	0.1%
Other intangible assets	2,015	4,367	-53.9%	2,053	-1.9%
Tax Assets	22,470	18,834	19.3%	21,497	4.5%
Other Assets	5,309	2,861	85.6%	5,692	-6.7%
Total Assets	427,358	397,555	7.5%	422,699	1.1%

Consolidated Balance Sheets	03/31/13	03/31/12	Annual Change %	12/31/12	Quarterly Change %
R$ Million

Liabilities
Financial Liabilities Held For Trading	4,308	4,219	2.1%	5,352	-19.5%
Financial Liabilities at Amortized Cost	312,914	286,591	9.2%	306,976	1.9%
Deposits from Central Bank of Brazil and deposits from credit institutions	34,623	27,973	23.8%	35,074	-1.3%
Customer deposits	192,924	185,309	4.1%	188,595	2.3%
Marketable debt securities	56,197	45,903	22.4%	54,012	4.0%
Subordinated liabilities	11,407	11,199	1.9%	11,919	-4.3%
Other financial liabilities	17,763	16,207	9.6%	17,376	2.2%
Hedge Derivatives	309	58	432.8%	282	9.6%
Provisions	12,490	13,491	-7.4%	12,867	-2.9%
Tax Liabilities	14,199	12,872	10.3%	13,784	3.0%
Other Liabilities	3,373	3,302	2.2%	4,303	-21.6%
Total Liabilities	347,593	320,553	8.4%	343,564	1.2%
Shareholders' Equity	81,105	78,345	3.5%	79,815	1.6%
Other Comprehensive Income	(1,627)	(1,333)	22.1%	(916)	77.6%
Non-Controlling Interests	288	10	N/A	237	21.5%
Total Equity	79,766	77,022	3.6%	79,136	0.8%
Total Liabilities and Equity	427,359	397,555	7.5%	422,700	1.1%

Loan Portfolio

The growth strategy of Banco Santander remains supported by the most profitable segments: Individuals and Small and Medium-sized Entities. As a result, the total portfolio reached R$195,927 million, increasing in twelve months 5.5% and decrease in the quarter of 0.4%.

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities and subordinated liabilities) reached R$295,151 million in 2013, increased 1.9% compared December 2012 and 9.2% compared with the first quarter of 2012.

3. Stockholders’ Equity

Banco Santander consolidated shareholders’ equity amounted to R$79,766 million in March 31, 2013, compared to R$79,136 million in December 2012 and R$77,022 million in March 2012.

The evolution of shareholders’ equity compared with December 31, 2012 is due to income of R$1,577 and the movements of other comprehensive income amounting to R$1,544 million, partially reduced by interest on capital of R$300 million, approved by the Board of Directors.

In 2013 they were acquired 885,200 Units and 1,895,702 Units paid by way of Bonus Incentive Plan and the Long Term - Local. The accumulated balance of treasury shares on March 31, 2013 is 7,599,916 Units (12/31/2012 - 8,610,418), amounting to R$118 million (12/31/2012 - R$134 million). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.80, R$16.41 and R$18.52 In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$36 million (12/31/2012 - R$36 million). The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on March 31, 2013 was R$14.61 per Unit and US$7.26 per ADR.

Dividends and Interest on Capital

In March 31, 2013, were posted dividends of R$300 million that will be paid on August 29, 2013.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 21.5%, and, disregarding the effect of goodwill, as determined by the international rule, the index is 18.4%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth. The implementation of the new Basel III rules starts from 1st October 2013. Other measures are under discussion in the Basel Committee, as related to the leverage ratio and minimum quantitative requirements for liquidity of financial institutions, which will be the subjected of future regulations.

Analysis of Income by Segment

Banco Santander operates three business segments: Commercial Bank, Global Wholesale Bank and Asset Management and Insurance. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On March 31, 2013, the Commercial Bank reached for 73.0% of profit before tax. The Global Wholesale Bank reached 24.3% and Asset Management and Insurance, reached 2.7%.

The profit before tax for the Commercial Banking reached R$1,791 million, the Global Wholesale Bank recorded a profit before tax of R$595 milhões and the segment of Asset Management and Insurance had a profit before tax of R$67 million on March 31, 2013.

Results by Segment	03/31/13	03/31/12	Annual Change %	4th Quarter of 2012	Quarterly Change %
R$ Million

Commercial Bank (1)	1,791	1,771	1.1%	8	N/A
Global Wholesale Banking	595	698	-14.8%	542	9.8%
Asset Management and Insurance	67	119	-43.7%	82	-18.3%
Profit Before Tax	2,453	2,588	-5.2%	632	288.1%

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$288 million due to the effects of the devaluation of the Real against the Dollar on March 31, 2013, the Profit before Tax for the Commercial Bank segment was R$2,079 million.

• Recent Events

Filing of Form 20F

On March 29, 2013, Banco Santander published Notice to the Market regarding the filing of Form 20-F at the Securities and Exchange Commission - EUA (SEC), and at the Brazilian Securities and Exchange Commission (CVM), in Brazil, on March 29, 2013.

The Form 20-F contains detailed information about Santander Brasil, including certifications under the U.S. Sarbanes-Oxley Act (“SOX”), which attest to the effectiveness of Santander Brasil’s internal controls and procedures. Santander Brasil’s independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued an audit opinion on the financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2012.

• Subsequent Event

Chairman of the Board of Directors and Chief Executive Officer of Banco Santander

In a meeting held on April 24, 2013, the Board of Directors (i) received the request for resignation of Mr. Marcial Angel Portela Alvarez from the position of CEO of the Banco Santander; and (ii) appointed Mr. Jesús Maria Zabalza Lotina as CEO, to replace Mr. Marcial Portela, who shall remain in his position until Mr. Jesús Zabalza takes office. The Banco Santander also informs that Mr. Marcial Portela, currently Vice Chairman of the Board of Directors, will be appointed as Chairman of the Board of Directors, and the current Chairman of the Board of the Directors, Mr. Celso Clemente Giacometti, will be appointed as Vice Chairman of the Board of Directors.

Mr. Marcial Portela coordinated Banco Real's acquisition and transition process initiated in 2007, and in the last three years has conducted directly, as CEO, the operations of the Santander Group in Brazil, having been responsible for the strategic repositioning of the Company in the Brazilian market.

The aforementioned appointments are subject to applicable legal and corporate approvals.

Webmotors S.A. (Webmotors) Increases its capital stock through deal with Carsales

An agreement was signed regarding the participation of Carsales.com Limited (Carsales) in the capital stock of Webmotors, a company indirectly controlled by Banco Santander. The Transaction, valued at R$180 million, involves the acquisition, by Carsales, of new shares of the Webmotors capital stock, representing 30% of the company’s total capital.

The partnership with Carsales aims to accelerate the growth of WebMotors and consolidate its leadership position in Brazil’s online vehicle classifieds market, through a transfer of technology and knowledge, together with greater independence and operational focus.

Carsales is an Australian company that is the leader in that country’s online vehicle classifieds market, with more than 60% of the market share, along with operations throughout Asia and Oceania (China, New Zealand, Thailand, Malasia, Singapore, Indonesia and Dubai).

The completion of the Transaction will be subject to its compliance with certain precedent conditions customary in similar transactions, including the negotiation and signing of definitive contracts and the obtaining of the necessary authorizations.

• Strategy

Banco Santander’s strategy is based on the following objectives:

• To be the best bank in service quality, sustained by the operational efficiency of the technological platform;

• Focus on improving customer services through quality of services and infrastructure;

• To intensify the relationship with customers in order to become the bank of choice of our customers;

• To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages, vehicle and insurance;

• To take advantage of cross selling opportunities for products and services;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness; and

• To maintain its prudent risk management.

This strategy is in line with the mission announced by the Bank “to be our customer’s choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust”.

In accordance with this mission, Santander Brasil launched “Conta Santander Combinada” in the first quarter of 2013. This new proposal offers current account, credit card, package services, overdraft and others differentiated advantages. It is developed under four types of service: “Conta Combinada Free”, “Conta Combinada Flex”, “Conta Combinada Light”, “Conta Combinada Universitária FIT”. This proposal aims to offer product and service options to meet the customer’s needs in different moments of their lives, and also provides a higher linkage.

Additionally, in this quarter, Santander Brasil announced a new segment “Santander Select”, which is a new category of financial services designed to offer a unique and a specialized service to high income customers. This proposal, which was developed from existing global model for this segment and it was adjusted with the characteristics of the Brazilian market, provides specialized areas in wealth management advisory and offers differentiated products and services.

In addition to these new strategies, Santander Brasil continues to increase its commercial activities through partnerships and commercial agreements, like in cards segments with the agreement with Sodexo and Embratec, and also in vehicle financing segment with the agreements: Hyundai, Renault, Nissan and Peugeot. In the context of sustainability, the Santander Brasil strategy’s continued to be based on three basic pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses.

Another fact of our strategy worth mentioning is the maintenance at comfortable levels of liquidity and also our funding and capital independence from controlling shareholder. At the end of March 2013, the BIS ratio reached 21.5%, positioning the Bank as the most capitalized bank among the largest retail banks.

• Main Subsidiaries

As of March 31, 2013, Santander Leasing reported total assets of, R$52,466 million, a lease and other credits portfolio of R$3,777 million and stockholders' equity of R$10,248 million. Net income for the period ended on March 31, 2013 was R$622 million.

As of March 31, 2013, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) reported, R$29,868 million in total assets, R$27,099 million in lending operations and others credits, and R$1,117 million of stockholder´s equity. The loss for the period ended on March 31, 2013 was R$0.5 million.

As of March 31, 2013, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$769 million and stockholders' equity of R$220 million. Net income for the period ended on March 31, 2013 was R$15 million.

As of March 31, 2013, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$251 million. The stockholders' equity of R$182 million, and net income for the period of 2013 was R$9 million. The stockholders’ equity of investment funds reached R$115,818 million.

As of March 31, 2013, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC) reported total assets of R$2,046 million, R$503 million of loan portfolio and stockholders' equity of R$1,934 million. The net loss of the period ended on March 31, 2013 was R$2 million.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

Rating Agencies

Santander is rated by international ratings agencies and the ratings assigned, as shown in the table below, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted.

Rating Agency	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Outlook)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)
Standard & Poor’s (Outlook)	BBB (stable)	A-2	BBB (stable)	A-2	brAAA (stable)	brA-1
Moody’s (Outlook)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1
Ratings assigned according published reports of the Rating agencies: Fitch Ratings (December 20, 2012); Standard & Poor’s (December 18, 2012) and Moody’s (June 27, 2012).

• Corporate Governance

On February 15, 2013 it was held the Shareholders Meeting, which approved the proposal of grant of “Deferred Bonus Plans” related to 2012, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 19th, 2012.

On March 14, 2013 it was homologated by the Bacen, the election procedures of the new members of the Bank’s Board of Executive Officers: Mr. Manoel Marcos Madureira, as Executive Officer, and Mrs. Ana Paula Nader Alfaya, Mr. Carlos Alberto Seiji Nomoto, Mr. Fernando Díaz Roldán and Mr. Nilton Sergio Silveira Carvalho as Officers without specific designation.

On March 18, 2013 it was held the Board of Director´s Meeting, which approved the election of the members of the Audit Committee for a term of office of one year. Therefore, the Audit Committee has the following members: Mr. Celso Clemente Giacometti, as an independent member; Mr. René Luiz Grande, as coordinator and Mrs. Elidie Palma Bifano, as technical and qualified member. The election process, is being ratified by the Bacen.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client.

Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Grupo Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The function of Credit Risk and Market is to develop policies and strategies for risk management in accordance with the risk appetite set by the Executive Committee. Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

5. Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties.

A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

6. Operational Risk Management, Internal Controls -Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well as of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues.

Additional information on the management models, can be found in the annual and social reports at: www.santander.com.br/ri.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures, merit-based compensation and non-financial recognition;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 53 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

In 2013, Santander Universities in agreement with AfroReggae promoted at Vigário Geral community the “2o. International Seminar on Entrepreneurship for Communities” with the aim to discuss ways for the Entrepreneurship in low income communities and share best practices.

The Seminar is part of “Rio Comunidades” Programme, launched in May 2011, in partnership with AfroReggae. More than 10.000 people living in low income communities in Rio de Janeiro were benefited with: international scholarships to study Spanish at Salamanca (12 students); scholarships for on-line language courses and entrepreneurship courses (1.700 students); Digital inclusion at “Espaço Digital da Vila Cruzeiro / Núcleo do AfroReggae” (8.000 students) and Financial Orientation lectures (more than 500 people).The aim is to benefit more than 200 thousand people until the end of 2016.

Besides that, Santander Microcrédito Assessoria Financeira S.A. (Santander Microcrédito) started 2013 with very good results in terms of disbursement and portfolio management. By the end of the first quarter, we had disbursed R$108.3 million to small entrepreneurs (8% higher than the same period in 2012) and the performing loan rate is still at satisfactory levels and closed the quarter at 94.8%.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

b) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

c) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the period 2013, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

São Paulo, April 25, 2013
The Board of Directors The Executive

(Adopted at the Meeting of the Board of 04/24/2013).
***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer